November 5, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Oiltanking Partners, L.P. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the period ended September 30, 2014, which was filed with the U.S. Securities and Exchange Commission on November 5, 2014. The disclosure can be found beginning on page 37 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

/s/ Donna Y. Hymel
Name:     Donna Y. Hymel

Title:	Chief Financial Officer

Oiltanking Partners, L.P.
333 Clay Street, Suite 2400 Houston, Texas 77002 Tel. 281-457-7900 Fax 281-457-7917 www.oiltankingpartners.com